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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Contract Owners of Hartford Life Insurance Company Separate Account Twelve:

We consent to the use, in this Post-Effective Amendment No. 21 to Registration Statement No. 333-114401 of Hartford Life Insurance Company Separate Account Twelve on Form S-6, of our report dated April 27, 2016 with respect to the statements of assets and liabilities of Hartford Life Insurance Company Separate Account Twelve as of December 31, 2015, and the related statements of operations, changes in net assets and financial highlights for the year or period then ended, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to our firm under the heading "Experts" in the Statement of Additional Information.


/s/ KPMG LLP
Hartford, Connecticut
April 27, 2016